

Company Overview
Q1 2015 SUPPLEMENTAL

Table of Contents

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2014.

In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.

Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

Unless otherwise noted, all amounts are unaudited and are as of or for the year to date period ended March 31st.



Marsh's Edge
St. Simon's Island, GA

Overview

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth rate
- Strong, growing dividend with low payout ratio

184 Properties | 31 Partners | 31 States



- Senior Housing (107)
- Skilled Nursing (71)
- Hospital (4)
- Medical Office (2)

Partners[1]


Small, 3%
NHC, 19%
Brookdale, 3%
LTC, 2%
CHS, 2%
Holiday, 17%
Fundamental, 3%
SLC, 16%
Bickford, 12%
Legend, 6%
HSM, 4%
Other, 13%

- Regional - 51%
- National Private Chain - 20%
- Public - 26%
- Small - 3%

Assets[1]


REIT Dividends & Other, 2%
Skilled Nursing, 35%
Hospital & MOB, 5%
Entrance-Fee, 16%
Independent Living, 17%
Assisted Living, 21%
Senior Living Campus, 4%

Sr. Hsng. Need-Driven - 25%	Senior Housing - 58%
Sr. Hsng. Discretionary - 33%	
Medical - 40%	

[1] based on annualized cash revenue for contracts in place at March 31, 2015

Summary Information

(dollar and share amounts in thousands)

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Quarter Ended / As Of					
Balance Sheet Data					
Gross cost of real estate assets	$ 1,993,118	$ 1,988,849	$ 1,493,140	$ 1,482,650	$ 1,468,215
Total assets	2,019,716	1,982,960	1,488,168	1,483,127	1,473,202
Total liabilities	973,275	933,027	707,148	702,745	690,017
Total noncontrolling interests	9,902	10,008	9,897	10,355	10,505
Total stockholder's equity attributable to NHI	1,036,539	1,039,925	771,123	770,027	772,680
Operating Data					
Total revenue	$ 55,751	$ 45,734	$ 44,478	$ 44,160	$ 43,136
Rental revenue - GAAP	52,495	42,944	41,669	41,353	40,313
Straight-line rents	6,089	3,771	4,203	4,295	4,195
Rental revenue - Cash	46,406	39,173	37,466	37,058	36,118
Adjusted EBITDA	51,693	44,886	42,195	42,352	40,286
Interest expense	8,412	5,652	7,005	6,829	6,887
General & administrative expense	3,845	2,158	2,164	1,850	2,935
Funds from operations per diluted common share	1.13	1.08	1.05	1.05	.98
Normalized FFO per diluted common share	1.13	1.06	1.05	1.05	1.05
Normalized AFFO per diluted common share	.99	.94	.94	.94	.93
Normalized FAD per diluted common share	1.03	.95	.95	.95	.97
Regular dividends declared per common share	.85	.77	.77	.77	.77
Capitalization					
Common shares outstanding at end of each period	37,566	37,486	33,058	33,055	33,052
Market value of equity at end of each period	$ 2,667,577	$ 2,622,520	$ 1,888,934	$ 2,067,921	$ 1,998,324
Total debt	899,420	862,726	640,963	638,019	629,033
Net debt	895,230	859,439	637,404	630,862	622,788
Total market capitalization, including net debt	3,562,807	3,481,959	2,526,338	2,698,783	2,621,112
Ratios					
Interest coverage ratio	6.7x	5.9x	6.0x	6.2x	8.5x
Fixed charge coverage ratio	6.5x	5.7x	5.8x	6.0x	8.0x
Net debt to adjusted EBITDA *(annualized)*	4.3x	4.8x	3.8x	3.7x	3.9x
Dividend payout ratio for normalized FFO	75.2%	72.6%	73.3%	73.3%	73.3%
Dividend payout ratio for normalized AFFO	85.9%	81.9%	81.9%	81.9%	82.8%
Dividend payout ratio for normalized FAD	82.5%	81.1%	81.1%	81.1%	79.4%
Net debt as a percentage of market capitalization	25.1%	24.7%	25.2%	23.4%	23.8%
Secured debt as a percentage of net debt	13.8%	5.3%	18.4%	12.1%	12.3%
Portfolio Statistics					
Number of properties	185	183	174	173	172
RIDEA average occupancy - same store	89.7%	90.5%	88.2%	86.6%	87.8%
RIDEA EBITDARM	$ 6,810	$ 6,787	$ 5,995	$ 6,005	$ 6,041



Brightwater
Myrtle, Beach SC

Performance

Normalized FFO / Share (CAGR)   **NHI vs Peer Avg**



Peer Average Source: Wells Fargo Securities

Dividends



10-Year Total Return

NHI
426%

MSCI US REIT Index
151%

S&P 500 TR Index
116%



Dividends / Share (CAGR)   **NHI vs Peer Avg**



Peer Average Source: Wells Fargo Securities

Investments

We invest in *relationships*, not just properties.

- Focused on growing with our 31 operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation

---

Investment History*



Existing Relationship   New Relationship
10-year Treasury   WACY

*average age of properties acquired since 2009 is **12 years**; total portfolio average age is **22 years***

Population Projection



[1] U.S. Census Bureau, National Population Projections

[2] U.S. Census, Americans with Disabilities, Household Economic Studies, July 2012; American Academy of Neurology, February 2013; National Center for Health Statistics Long-Term Care Services in the U.S. - 2014 Overview

Asset Class	Investment Type	Units	Location	Yield	Total	Funded	Remaining
Recent Investment							
Entrance-Fee Community	Senior Note	220	WA	6.75%	$ 60,000,000	$ (28,000,000)	$ 32,000,000
Development Activity							
Senior Housing	Construction Loan	218	NC, SC, WA	8.02%	$ 109,500,000	$ (15,558,000)	$ 93,942,000
Senior Housing	Construction	408	CA, GA, IL, IN, VA	9.00%	64,322,000	(7,091,000)	57,231,000
Senior Housing	Renovation	n/a	CA, KS, LA, MD, WA	7.72%	7,236,000	(4,886,000)	2,350,000
Hospital	Renovation	n/a	KY	9.00%	8,000,000	(7,423,000)	577,000
Skilled Nursing	Renovation	n/a	OR	8.75%	2,201,000	(1,941,000)	260,000

NHI
NATIONAL HEALTH INVESTORS

Investments

We understand senior housing, because *we've done it*.

- Transactions tailored to customer needs balanced with stringent underwriting
- Flexible approach to deal structure and transaction size

Revenue Mix - Investments Since 2009[1]



Senior Living Campus, 3%
Skilled Nursing, 21%
Hospital & MOB, 3%
Entrance-Fee, 22%
Independent Living, 25%
Assisted Living, 26%
SHO - Need Driven - 29%
SHO - Discretionary - 47%
Medical - 24%

Investment Structure[1]



REIT Dividends, 2%
Notes, 5%
RIDEA, 11%
Lease, 82%

[1] based on annualized cash revenue for contracts in place at March 31, 2015

Financial

Normalized FFO *(per diluted share)*



- Dividend Payout

2013	2014	2015*
$3.64	$4.20	$4.55

Normalized AFFO *(per diluted share)*



2013	2014	2015*
$3.43	$3.76	$4.02

Adjusted EBITDA *(millions, **annualized)*



2013	2014	2015**
$114.7	$169.7	$206.4

* mid-point of guidance range



Timber Ridge at Talus
Issaquah, WA

Capital Structure

A disciplined approach to *value creation*.

- Low leverage Balance Sheet

- Staggered long-term debt maturities

- Target 60/40 Equity/Debt Funding Mix

Debt

	Amount	Rate[1]	% of Total	Maturity[1]
Unsecured Debt				
Fixed Rate				
Convertible Senior Notes	$ 200,000	3.25%	22.0%	6 years
Term Loans	475,000	4.00%[1]	52.3%	7 years
Variable Rate				
Revolving Credit Facility	107,500	1.68%	11.8%	4 years
Total Unsecured Debt	782,500	3.49%	86.2%	
Secured Debt				
Fixed Rate				
Fannie Mae Mortgage Loans	78,084	3.79%	8.6%	10 years
HUD Mortgage Loans	47,168	4.04%	5.2%	21 years
Total Secured Debt	125,252	3.88%	13.8%	
Subtotal	907,752	3.54%		
Note Discounts	(8,332)			
Total Debt	$ 899,420			

[1] weighted average

Total Debt



Secured, Fixed 14%

Unsecured, Variable 12%

Unsecured, Fixed 74%

Fixed Charge Coverage



Net Debt to Adjusted EBITA (annualized)



NHI
NATIONAL HEALTH INVESTORS

Industry Partners

	NHC NATIONAL HEALTHCARE CORPORATION	HOLIDAY RETIREMENT	SENIORLIVING COMMUNITIES	Bickford	LEGEND HEALTHCARE
Ownership	Public	Private National	Private	Private	Private
Market Focus	SNF / SHO	SHO	SHO	SHO	SNF
5-Yr Investment	$37.4m	$492.9m	$491.0m	$338.1m	$124.3m
% of Revenue	18.9%	16.5%	16.1%	12.0%	6.3%

	HSM (Health Services Management, Inc.)	FUNDAMENTAL	BROOKDALE — SENIOR LIVING SOLUTIONS	SLM Senior Living Management CORPORATION	LTC REIT
Ownership	NFP	Private National	Public	Private	Public
Market Focus	SNF	SNF	SHO	SHO	REIT
5-Yr Investment	$67m	$27.8	$53.5m	$15.6m	N/A
% of Revenue	3.5%	2.9%	2.5%	2.1%	2.0%

Stabilized Lease Portfolio
EBITDARM Coverage*



Legend: ■ Q4 '13 ■ Q4 '14

Category	Q4 '13	Q4 '14
SHO-ND[1] (62)	1.38x	1.37x
SHO-D[2] (25)	1.22x	1.24x
SNF (67)	3.16x	2.94x
HOSP (3)	1.86x	2.42x
MOB (2)	7.74x	10.84x

(#) indicates number of properties; excludes development, lease-up properties and SLC properties acquired during Q4 2014

* based on trailing twelve months; full portfolio coverage **2.17x**; SNF includes NHC coverage of 4.29x & 3.85x for '13 & '14, respectively

[1] Need driven senior housing   [2] Discretionary senior housing



The Bedford
Vancouver, WA

NHI
NATIONAL HEALTH INVESTORS

RIDEA Relationship



Bickford Senior Living manages and operates 49 Independent Living, Assisted Living, and Memory Care branches throughout the country and has experience in constructing over 150 of these types of communities for various owners. Their mission: "Bickford exists to enrich HAPPINESS in the lives of our residents, our beloved friends. Happiness is a very personal thing and it has become our mission to discover what that is for each of our residents, based on their life story, their expressed wishes and desires, even based on their day." As part of a joint venture relationship, NHI owns 85% of the operations and real estate in 31 Bickford communities while affiliates of Bickford Senior Living own 15% and manage the communities. Our RIDEA structure is designed to follow the fundamental elements of a triple-net lease. Within the RIDEA, we continue to foresee organic growth potential from improving operations, but our agreements with Bickford also enforce growth through a hybrid feature providing a preferred payment stream subject to 3% escalation and payable first to NHI among the joint venture partners. As operations season and lease-up among our new developments is completed, we expect our equity share of RIDEA operating income to become a more visible component of our comprehensive income.



State	Count
Iowa	9
Illinois	6
Indiana	6
Michigan	4
Nebraska	3
Kansas	2
Ohio	1

NHI Annual Revenue from Bickford (millions)









RIDEA Operating Performance

Property Level Metrics

Quarter over Quarter

	Total		Same Store		Focus Properties			Purchase Option Properties[4]	
	Q1 2015	Q1 2014	Q1 2015	Q1 2014	Q1 2015	Q1 2014		Q1 2015	Q1 2014
Number of properties	31	29	25	25	6	4		6	6
Number of units	1,514	1,355	1,068	1,068	446	287		342	342
Average unit occupancy	85.4%	81.2%	89.7%	87.8%	75.3%	56.5%		94.3%	85.8%
Average monthly RPU[1]	$ 4,758	$ 4,812	$ 4,856	$ 4,787	$ 4,481	$ 4,959		$ 5,440	$ 5,283
Operating revenue	$ 18,467	$ 15,876	$ 13,952	$ 13,465	$ 4,515	$ 2,411		$ 5,261	$ 4,650
Less: operating expenses	11,657	9,835[2]	8,284	7,773[2]	3,372	2,062[2]		3,120	2,638
EBITDARM	$ 6,810	$ 6,041	$ 5,668	$ 5,692	$ 1,143	$ 349		$ 2,141	$ 2,012

Sequential Quarter

	Total		Same Store		Focus Properties			Purchase Option Properties[4]	
	Q1 2015	Q4 2014	Q1 2015	Q4 2014	Q1 2015	Q4 2014		Q1 2015	Q4 2014
Number of properties	31	31	25	25	6	6		6	6
Number of units	1,514	1,514	1,068	1,068	446	446		342	342
Average unit occupancy	85.4%	84.0%	89.7%	90.5%	75.3%	68.5%		94.3%	96.9%
Average monthly RPU[1]	$ 4,758	$ 4,734	$ 4,856	$ 4,831	$ 4,481	$ 4,428		$ 5,440	$ 5,298
Operating revenue	$ 18,467	$ 18,065	$ 13,952	$ 14,007	$ 4,515	$ 4,058		$ 5,261	$ 5,266
Less: operating expenses	11,657	11,278	8,284	8,207	3,372	3,071		3,120	3,044
EBITDARM	$ 6,810	$ 6,787	$ 5,668	$ 5,800	$ 1,143	$ 987		$ 2,141	$ 2,222

Trailing 12 Months as of March 31,

	Total		Same Store		Focus Properties[3]			Purchase Option Properties[4]	
	2015	2014	2015	2014	2015	2014		2015	2014
Number of properties	27	27	25	25	2	2		6	6
Number of units	1,239	1,239	1,068	1,068	171	171		342	342
Average unit occupancy	86.7%	86.0%	88.7%	88.3%	74.2%	71.7%		94.1%	92.0%
Average monthly RPU[1]	$ 4,798	$ 4,786	$ 4,815	$ 4,795	$ 4,673	$ 4,717		$ 5,293	$ 5,253
Operating revenue	$ 61,866	$ 61,206	$ 54,752	$ 54,265	$ 7,115	$ 6,941		$ 20,437	$ 19,826
Less: operating expenses	38,264	37,626[2]	32,405	31,884[2]	5,859	5,742[2]		11,937	11,456
EBITDARM	$ 23,603	$ 23,580	$ 22,347	$ 22,381	$ 1,256	$ 1,199		$ 8,499	$ 8,370

[1] revenue per occupied unit
[2] includes one-time favorable worker's compensation adjustment of $466k (Total), $391k (Same Store) and $75k (Focus Properties)
[3] excludes three new facilities opened during 2013 and 2014 and 1 recently acquired facility
[4] 6 properties available to NHI under a $97m purchase option

Leadership



J. Justin Hutchens
President & CEO



Kristin S. Gaines
Chief Credit Officer



Eric Mendelsohn
EVP, Corporate Finance



Roger R. Hopkins
Chief Accounting Officer



Kevin Pascoe
EVP, Investments



Mandi Hogan
National Director, Marketing



Colleen Sullivan
Director of Investor Relations



Ron Reel
Controller

Analyst Coverage

Juan Sanabria	Bank of America Merril Lynch
John Kim	BMO Capital Markets
John Roberts	J.J.B. Hilliard W.L. Lyons
Peter Martin	JMP Securities
Jordan Sadler	Key Banc Capital Markets
Rich Anderson	Mizuho Securities
Dan Bernstein	Stifel, Nicolaus & Company
Todd Stender	Wells Fargo Securities



NHI
LISTED
NYSE.

Investor Relations

National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129
615.890.9100
csullivan@nhireit.com
www.nhireit.com

Balance Sheets

(in thousands, except per share amounts)

	March 31, 2015	December 31, 2014
	(unaudited)	
Assets:		
Real estate properties:		
Land	$ 127,665	$ 127,566
Buildings and improvements	1,856,475	1,854,855
Construction in progress	8,978	6,428
	1,993,118	1,988,849
Less accumulated depreciation	(225,304)	(212,300)
Real estate properties, net	1,767,814	1,776,549
Mortgage and other notes receivable, net	101,529	63,630
Investment in preferred stock, at cost	38,132	38,132
Cash and cash equivalents	4,190	3,287
Marketable securities	16,387	15,503
Straight-line rent receivable	41,243	35,154
Equity-method investment and other assets	50,421	50,705
Total Assets	$ 2,019,716	$ 1,982,960
Liabilities and Stockholders' Equity		
Debt	$ 899,420	$ 862,726
Accounts payable and accrued expenses	14,822	15,718
Dividends payable	31,931	28,864
Lease deposit liabilities	21,275	21,648
Real estate purchase liabilities	3,000	3,000
Deferred income	2,827	1,071
Total Liabilities	973,275	933,027
Commitments and Contingencies		
National Health Investors Stockholders' Equity:		
Common stock, $.01 par value; 60,000,000 shares authorized;		
37,566,221 and 37,485,902 shares issues and outstanding respectively	376	375
Capital in excess of par value	1,035,160	1,033,896
Cumulative dividends in excess of net income	(2,817)	(569)
Accumulated other comprehensive income	3,820	6,223
Total National Health Investors Stockholders' Equity	1,036,539	1,039,925
Noncontrolling interest	9,902	10,008
Total Equity	1,046,441	1,049,933
Total Liabilities and Equity	$ 2,019,716	$ 1,982,960



Cascades Verdae
Greenville, SC

Statements of Income

(in thousands, except share and per share amounts)

Year to Date as of March 31,		2015		2014
Revenues:				
Rental income	$	52,495	$	40,313
Interest income from mortgage and other notes		2,121		1,756
Investment income and other		1,135		1,067
		55,751		43,136
Expenses:				
Depreciation		13,014		9,237
Interest, including amortization of debt discount and issuance costs		8,412		6,887
Legal		104		73
Franchise, excise and other taxes		134		306
General and administrative		3,845		2,935
		25,509		19,438
Income before equity-method investee and nontrolling interest		30,242		23,698
Income (loss) from equity-method investee		(229)		158
Net income		30,013		23,856
Less: net income attributable to noncontrolling interest		(330)		(323)
Net income attributable to common stockholders	$	29,683		23,533
Weighted average common shares outstanding:				
Basic		37,558,067		33,051,415
Diluted		37,645,265		33,085,232
Earnings per common share:				
Net income attributable to common stockholders - basic	$	.79	$	.71
Net income attributable to common stockholders - diluted	$	.79	$	.71
Regular dividends declared per common share	$	.85	$	.77



Timber Ridge at Talus
Issaquah, WA

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Year to date as of March 31,	2015	2014
Net income attributable to common stockholders	$ 29,683	$ 23,533
Elimination of certain non-cash items in net income:		
Depreciation in continuing operations	13,014	9,237
Depreciation related to noncontrolling interest	(278)	(246)
Funds from operations	**42,419**	**32,524**
Debt issuance costs expensed due to credit facility modifications	-	2,145
Normalized FFO	**42,419**	**34,669**
Straight-line lease revenue, net	(6,089)	(4,195)
Straight-line lease revenue, net, related to noncontrolling interest	15	17
Amortization of original issue discount	271	15
Amortization of debt issuance costs	549	353
Normalized AFFO	**37,165**	**30,859**
Non-cash share-based compensation	1,464	1,349
Normalized FAD	**$ 38,629**	**$ 32,208**

BASIC		
Weighted average common shares outstanding	37,558,067	33,051,415
FFO per common share	$ 1.13	$ .98
Normalized FFO per common share	$ 1.13	$ 1.05
Normalized AFFO per common share	$ .99	$ .93
Normalized FAD per common share	$ 1.03	$ .97

DILUTED		
Weighted average common shares outstanding	37,645,265	33,085,232
FFO per common share	$ 1.13	$ .98
Normalized FFO per common share	$ 1.13	$ 1.05
Normalized AFFO per common share	$ .99	$ .93
Normalized FAD per common share	$ 1.03	$ .97

Payout ratios:		
Regular dividends per common share	$ .85	$ .77
Normalized FFO payout ratio per diluted common share	75.2%	73.3%
Normalized AFFO payout ratio per diluted common share	85.9%	82.8%
Normalized FAD payout ratio per diluted common share	82.5%	79.4%



Osprey Village
Amelia Island, FL

Q1 2015

Portfolio Information

	Properties	Units / Sq. Ft.	YTD Billed Rent	YTD Straight-Line	YTD Revenue
Leases					
Senior Housing - Need Driven					
Assisted Living	62	3,144	$ 10,012	$ 589	$ 10,601
Senior Living Campus	6	881	1,818	157	1,975
Total Senior Housing - Need Driven	68	4,025	11,830	746	12,576
Senior Housing - Discretionary					
Independent Living	28	3,114	8,664	2,066	11,295
Entrance-Fee Communities	7	1,587	7,607	2,631	9,673
Total Senior Housing - Discretionary	35	4,701	16,271	4,697	20,968
Total Senior Housing	103	8,726	28,101	5,443	33,544
Medical Facilities					
Skilled Nursing	64	8,370	16,275	519	16,794
Hospitals	3	181	1,779	128	1,907
Medical Office Buildings	2	88,517*	251	(1)	250
Total Medical Facilities	69		18,305	646	18,951
Total Leases	172		$ 46,406	$ 6,089	$ 52,495
Mortgages and Other Notes Receivable					
Senior Housing - Need Driven	2	190			$ 235
Senior Housing - Discretionary	2	400			357
Medical Facilities	8	664			637
Other Notes Receivable	-	-			892
Total Mortgages	12	1,254			$ 2,121

Lease Maturities
(annualized cash rent; $ in thousands)



- SHO
- SNF
- Other

% of annualized cash rent with tenant purchase option

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	Thereafter
%	0.4%	3.4%	4.5%			3.0%		1.7%			1.9%		0.2%
# of properties:	1	4	7	2	-	6	2	4	2	8	5	13	87



Lakes at Litchfield
Pawley's Island, SC

NHI
NATIONAL HEALTH INVESTORS

Definitions

Annualized Revenues

The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EDITDA & EBITDARM

We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR

The acronym *CAGR* refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period..

Facility Types

SHO - Senior housing
MOB - Medical office building

HOSP - Hospital
SNF -Skilled nursing facility

Fixed Charges

The term *Fixed Charges* refers to interest expense and debt principal.

Normalized FFO, AFFO & FAD

These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders.

Peer Average

The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.	LTC Properties, Inc.	Sabra Health Care REIT, Inc.
HCP, Inc.	Health Care REIT, Inc.	

Definitions *(continued)*

Stabilized Lease

A newly acquired triple-net lease property is generally considered stabilized upon lease-up (typically when senior-care residents occupy at least 80% of the total number of certified units). Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return

The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA

Our joint ventures are designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY

The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.



Mistywood
Roseville, CA